Exhibit 99.1

Nano Dimension Hires Amazon Executive as President of the Americas

Sean Patterson, a US Navy Submarine Officer & PCB Industry (TTM) veteran, to head the expansion of Nano Dimension’s US Operations

Sunrise, Florida, June 29th, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today that Sean Patterson will join as President of Nano Dimension - Americas and will report to Zivi Nedivi, Global President of Nano Dimension. Patterson will head the expansion of Nano Dimension’s U.S. operations and execute on the Company’s current organic and M&A growth strategy.

Patterson has been a proven leader throughout his career. Most recently, through June 2021, he was at Amazon, where he held leadership roles in the transportation and healthcare groups. He has scaled operations, programs, and engineering groups from pilot organizations to hundreds of facilities as well as thousands of employees and assets. Prior to Amazon, Patterson was an executive at TTM Technologies (Nasdaq: TTMI), a leading global printed circuit board (PCB) manufacturer, focusing on quick-turn and volume production of technologically advanced PCBs. Patterson has managed manufacturing operations, led multiple aerospace and defence manufacturing plants and was involved in a strategic $1B+ acquisition and restructuring. While at TTM, he oversaw the expansion of its PCB assembly plants and vertical growth within its supply chain. Patterson was also a first adopter of Nano Dimension equipment as he pushed to revolutionize legacy manufacturing processes.

“I am excited by the opportunity to impact the electronics manufacturing industry, an area I know first-hand, and one that is prime for disruption,” commented Patterson. “In speaking with the Nano Dimension team over the last few months, it is worth noting that I am not only excited about the opportunity, but also by the actions they have already taken, the foundation they have built, and the vision we will make a reality. I have been a proponent of revolutionizing electronics manufacturing since first entering this industry many years ago, and I am thrilled to be part of the company leading the change.”

Nano Dimension is proud to recognize Patterson’s service as a U.S. Navy Submarine Officer following his time at the United States Naval Academy, where he earned a BS in Systems Engineering, which was complemented by an MS in Nuclear Science and Engineering from the Massachusetts Institute of Technology.

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, added, “Sean is joining Nano Dimension to head what is planned to be an anchor in our success and a highly important commercial focus – our U.S. operations. Through his extensive experience at Amazon, TTM, and in the U.S. Navy, he was consistently proven to be a leader at every point in his career. I am convinced that he will serve our customers and shareholders well as we drive transformation across our entire business and industry.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defence, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs®.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its growth strategy and its ability to transform its business and industry, as well as Mr. Patterson’s contributions to its success. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)